Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of The9 Limited

Results of Review of Interim Financial Information

We have reviewed the accompanying unaudited condensed consolidated balance sheet of The9 Limited (the “Company”) as of June 30, 2026, and the related unaudited condensed consolidated statements of operations and comprehensive income (loss) for the three and six-month periods ended June 30, 2026 and 2025, and cash flows for the six-month periods ended June 30, 2026 and 2025, and changes in equity for the six-month periods ended June 30, 2026, and the related notes (collectively referred to as the "interim financial information"). Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

Management has informed us that the interim financial information does not include condensed consolidated statements of changes in equity and cash flows, or the note disclosures required by accounting principles generally accepted in the United States of America for interim financial reporting. The effects on the interim financial information of the omission of these statements and related note disclosures have not been determined.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for the year then ended (not presented herein), and in our report dated April 15, 2026, we expressed an unqualified opinion on those consolidated financial statements. The information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2025, is derived from the audited financial statements as of and for the year ended December 31, 2025.

Basis for Review Results

This interim financial information is the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial information as a whole. Accordingly, we do not express such an opinion.

We are a public accounting firm registered with the PCAOB and we are independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ RBSM LLP

RBSM LLP

PCAOB ID: 587

Houston, Texas

August 24, 2026